EXHIBIT 20.1

                              GROVE PROPERTY TRUST

                                  PRESS RELEASE

                                                         Contact: Gerry McNamara
                                                   Company: Grove Property Trust
                                                  Phone: (860) 246-1126 Ext. 125
                                                             Fax: (860) 527-0401

September 15, 1998

Hartford, CT, September 15, 1998. Grove Property Trust announced today that it has entered into an agreement to acquire 20 apartment communities in the greater Boston market. The apartment communities contain a total of 2,160 units. Consummation of the acquisitions is subject to a number of conditions; approval of the transaction by the limited partners of the partnerships owning the properties and receipt of regulatory and lender consents.

The purchase price for the properties will consist of cash, assumption of mortgages and the issuance of Common Units of Grove's subsidiary partnership, Grove Operating, L.P. Assuming all 20 properties are acquired, the value of the consideration to be paid by Grove will be approximately $95,000,000.

Damon D. Navarro, Chairman and Chief Executive Officer of Grove stated, "We are excited about the prospects of acquiring these properties and believe that they will be an excellent accretive complement to the apartment communities already owned and operatred by Grove Property Trust. We recognoize, however, that there are still a number of issues which need to be resolved and conditions to be satisfied before this acquisition is closed. We anticipate closing on this very complex acquisition during the fourth quarter."

Grove Property Trust is a self-managed and self-administered real estate investment trust which currently owns 41 apartment communities containing a total of 4,357 of apartments and four specialty retail properties. Its properties are located in Connecticut, Rhode Island, Massachusetts, and Maine.

The Common Shares of Grove Property Trust are listed on the American Stock Exchange under the symbol, "GVE."